August 5, 2021 VIA EDGAR U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn:	Nudrat Salik

  Lynn Dicker

  Christine Westbrook

  Celeste Murphy

Re:	Soaring Eagle Acquisition Corp.

  Registration Statement on Form S-4

  File No. 333-256121

Ladies and Gentlemen:

On behalf of our client, Soaring Eagle Acquisition Corp., a Cayman Islands exempted company limited by shares (the “Company”), we file this letter as a follow-up to our discussion with Ms. Salik on August 5, 2021 regarding the above-referenced registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 14, 2021 (the “Registration Statement”) as amended by Amendment No. 1 filed with the Commission on June 28, 2021, Amendment No. 2 filed with the Commission on July 16, 2021 and Amendment No. 3 filed with the Commission on August 4, 2021 (“Amendment No. 3”). All page references in the responses set forth below refer to page numbers in the Amendment No. 3.

The Company is supplementing its response to Comment #17 set forth in the letter dated June 11, 2021 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Registration Statement. The Company respectfully advises the Staff that the Company’s response provided to the Staff on June 28, 2021 remains unchanged. In connection with filing Amendment No. 3, the Company revised its disclosure on page 348 to include a new section captioned “Post-Combination Company Executive Officer and Director Compensation—Amendment to RSUs under the 2014 Plan,” which specified that while Ginkgo expects its Board to consider amending all awards of restricted stock units outstanding under the 2014 Plan in connection with the closing of the Business Combination such that the event condition (as described on page 348) will be deemed satisfied, the Ginkgo Board has not approved any such amendment. As no approval from the Ginkgo Board has been received, no adjustment has been made to the unaudited pro forma condensed financial information included in Amendment No. 3.

Further, the Company is supplementing its response to the Staff’s Comment #31 contained in the Comment Letter and reproducing the table below, as well as providing an explanation of how the fair value of recent grants of stock-based awards was determined for the period from April 4 to May 4, 2021 (the last time a stock-based award was granted prior to the announcement of the Business Combination).

Grant Date	RSUs Granted	Grant Date Fair Value
January 1, 2020	352,404	$111.85
January 3, 2020	100	$111.85
June 25, 2020	28,406	$111.85
July 1, 2020	463,490	$111.85
September 30, 2020	320,719	$183.73
March 2, 2021	97,727	$246.46
April 4, 2021	447,598	$358.46
April 8, 2021	21,282	$358.46
May 4, 2021	21,843	$358.46

April 4 to May 4, 2021 RSU Grants

Ginkgo determined that the fair value per share of common stock at the time of each individual grant was $358.46 based on a number of factors, including an independent third-party valuation of the fair value of the common stock of $358.46 per share as of April 4, 2021. For awards granted from April 4, 2021 through May 4, 2021, a hybrid method was used which considered two scenarios: (i) a scenario in which the conversion of the convertible preferred stock to common stock occurred through an IPO or merger transaction with a special purpose acquisition company (a “SPAC”) transaction and (ii) a remain private scenario. In the fully diluted scenario, the equity value in a potential IPO or SPAC transaction was based on the status of term sheet negotiations with the Company. Conversion of the convertible preferred stock to common stock was assumed in the IPO or SPAC transaction scenario. In the remain private scenario, Ginkgo estimated an equity value based on the guideline public company method under a market approach to determine a step-up from the Series E convertible preferred stock financing price. In the remain private scenario, equity value was allocated among the convertible preferred stock and common stock using an option pricing method. In addition to considering these two scenarios, Ginkgo considered the prices paid for its common stock and Series B convertible preferred stock in secondary transactions and Ginkgo included these prices in its weighted average conclusion of value.

The fair value of the common stock was estimated using the following probability weightings: a 68% probability of a fully diluted IPO or SPAC scenario, 23% probability of a remain private scenario and the remaining 10% to secondary transactions. The probabilities assigned to each scenario were based on management’s estimates of a fully diluted IPO or SPAC transaction occurring within approximately six months, based on the then status of the negotiations with the Company, and approximately 1.7 years to a liquidity event in the remain private scenario.

Ginkgo applied an incremental discount for lack of marketability (“DLOM”) of 27.2% to reflect the lack of marketability of its common stock only in the remain private scenario. In the fully diluted scenario, the preferred shares convert to common, so the shares are equally marketable, and the secondary transactions are indicative of a non-marketable value. Accordingly, there is no DLOM applied to the value in these scenarios.

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Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Jonathan Rochwarger at (212) 819-7643 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Harry E. Sloan, Chief Executive Officer, Soaring Eagle Acquisition Corp.

Eli Baker, Chief Financial Officer, Soaring Eagle Acquisition Corp.

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